August 24, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (304) 636-6924

Robert J. Schoonover
President & Chief Executive Officer
Citizens Financial Corp.
213 Third Street
Elkins, West Virginia 26241

	Re:	Citizens Financial Corp.
		Form 10-K/A for the year ended December 31, 2004
		File No. 2-96144

Dear Mr. Schoonover:

      We have reviewed your 10-K/A dated May 24, 2005 and have the following additional comment.

Part II

Item 8 - Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
1. Please refer to our prior comment and revise to set forth the complete text of the item as amended. Refer to Rule 12b-15 of the Securities Exchange Act.

*    *    *    *

       Please file an amendment in response to this comment within
10
business days. Include a response cover letter with your amendment.
Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment. You may wish to provide us drafts of your intended revisions prior to filing your amendment.





      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


Robert J. Schoonover
Citizens Financial Corp.
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